Date: January 23, 2013	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: AURIZON MINES LTD.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	04/02/2013
Record Date for Voting (if applicable) :	04/02/2013
Beneficial Ownership Determination Date :	04/02/2013
Meeting Date :	07/03/2013
Meeting Location:	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	05155P106	CA05155P1062

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc

Agent for AURIZON MINES LTD.